SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 25, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
NEW CEO AT METSO CORPORATION

SIGNATURES

Date September 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO, Act. Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

NEW CEO AT METSO CORPORATION

(Helsinki, Finland, September 25, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has in its meeting today decided to relieve Tor Bergman of his duties as President and CEO of Metso Corporation as well as of his duties as chairman of Metso’s business area boards. Metso’s Executive Vice President and CFO Olli Vaartimo has been appointed as acting President and CEO and chairman of Metso’s business area boards as of today.

At the same time, Metso Corporation’s Board of Directors has also decided to renew Metso’s management model so that Metso’s business areas – Metso Paper, Metso Minerals, Metso Automation and Metso Ventures — will in the future operate with wider independence developing their own strategies. The activities and the role of the Corporate Headquarters will be re-evaluated by the end of this year so that the continuity of the efficiency improvement and Corporate level synergy programs is ensured.

Metso Corporation’s Board of Directors has today reviewed the new strategic plan of the Corporation and the related goodwill impairment test performed in Metso Minerals. As a result of the test, the Board of Directors has decided on an approximately EUR 200 million goodwill impairment in Metso Minerals.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Matti Kavetvuo, Chairman of the Board, Metso Corporation, tel. +358 50 5910 744
Olli Vaartimo, President and CEO, act., Metso Corporation, tel. +358 204 84 3010

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.